Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

August 3, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Irene Paik

Re:	Adagio Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 2, 2021

CIK No. 0001832038

File No. 333-257975

Ladies and Gentlemen:

On behalf of Adagio Therapeutics, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated August 2, 2021 (the “Comment Letter”), relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on August 2, 2021.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-1 filed August 2, 2021

Business

License Agreement with Biocon Biologics Limited, page 145

1.

Please expand your disclosure regarding the license agreement with Biocon to describe the material terms of the agreement, including payment terms and termination provisions. Please also file the agreement as an exhibit to the registration statement, or advise. See Item 601(b)(10) of Regulation S-K.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

August 3, 2021

Page Two

The Company respectfully advises the Staff that it does not believe that the License Agreement (the “Agreement”) with Biocon Biologics Limited (“Biocon”) is a material contract required to be described in the Registration Statement and filed pursuant to Item 601(b)(10) of Regulation S-K. In fact, the Company’s primary motivation for entering into the Agreement was humanitarian – to provide its treatments to areas of the world most adversely affected by the COVID-19 pandemic. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company respectfully advises the Staff that the Agreement was entered into in the ordinary course of business, and that the Company is not substantially dependent upon the Agreement.

As described in the Registration Statement, the Company is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of antibody-based solutions for infectious diseases with pandemic potential. The Company has disclosed in the Registration Statement that one of its key strategies is to commercialize its lead product candidate, ADG20, through its own organization in the United States and Europe, and partners in the rest of the world (emphasis added). As a result, the Company would be expected to enter into license agreements from time to time in order to facilitate the commercialization of its product candidates in certain territories. Such license agreements would ordinarily accompany the business of identifying and commercializing therapeutic products.

Furthermore, the Company respectfully advises the Staff that it is not “substantially dependent” on the Agreement. The Company entered into the Agreement in order to join forces with a partner that can effectively develop, manufacture and commercialize the Company’s antibodies in areas of the world that have been hit hardest by the COVID-19 pandemic, including India and other emerging markets in southern Asia and Africa. The upfront payment payable to the Company pursuant to the Agreement is a de minimis amount of $1,000. The Agreement does not contain any development milestones, and sales milestone payments, which are payable only if the net selling price of the product exceeds a specified threshold representing the Company’s estimate of a sustainable price in these emerging markets (the “Price Threshold”), are not material to the Company. Similarly, royalties are only payable if the antibodies are sold by Biocon in excess of the Price Threshold. The pricing structure is designed to incentivize Biocon to make the product broadly available at affordable prices rather than to drive revenues to the Company. The Company respectfully advises the Staff that it does not expect to generate

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

August 3, 2021

Page Three

any material revenue from the Agreement in the near-term, or potentially at all. Rather, the Company partnered with Biocon to bring potentially life-saving treatment to patients in under-resourced regions of the world deeply affected by the pandemic.

For the foregoing reasons, the Company respectfully advises the Staff that it does not consider the Agreement to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K. Furthermore, the Company respectfully advises the Staff that it does not believe filing the Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Registration Statement. The Company advises the Staff that it will continue to evaluate in future periods whether the Agreement satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

The Company notes that it included a description of the Agreement in the Registration Statement in order to demonstrate its commitment to positively impacting global health.

* * * *

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Ryan Sansom of Cooley LLP at (617) 937-2335 or Courtney Tygesson of Cooley LLP at (312) 881-6680.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Tillman U. Gerngross, Ph.D., Adagio Therapeutics, Inc.

Jane Pritchett Henderson, Adagio Therapeutics, Inc.

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com